UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F

or Form 40-F:
Form 20-F X

Form 40-F
This Report on Form 6-K contains a report of

the first quarter 2023 results of Equinor ASA.

Equinor first quarter 2023

Equinor first quarter 2023
Equinor delivered adjusted earnings* of USD 12.0 billion and USD 3.51 billion after tax in the first
quarter of 2023. Net operating income was USD 12.5 billion,

and net income was USD 4.97 billion.
The first quarter was characterised by:
●
Strong earnings and cash flow across the business
●
Solid operational performance and production growth
o
Continued high gas production from NCS to Europe
●
High value creation from marketing and trading
●
Maintaining cost and capital discipline
●
Ordinary cash dividend of USD 0.30 per share, extraordinary cash dividend of USD 0.60 per share and commencement of
second tranche of share buy-back of USD 1.67 billion. Expected total capital distribution in 2023 is USD 17 billion.
Anders Opedal, president and CEO of Equinor ASA:

“Equinor delivered strong earnings and cash flow across the business and remains a safe and reliable provider of energy to Europe.
We continue to deliver competitive capital distribution to shareholders and invest in a profitable portfolio in oil and gas, renewables,
and low-carbon solutions.”
“We progressed on our strategy, optimising our oil and gas portfolio by acquiring Suncor Energy in the UK and continuing with focused exploration. We developed our portfolio within renewables and low-carbon solutions by acquiring the solar project developer
BeGreen and collaborating with industry partners, aiming to build large-scale value chains for decarbonisation.”
Financial information Quarter Change
(unaudited, in USD million) Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Net operating income/(loss) 12,517 16,584 18,392 (32%)
Adjusted earnings*
1)
11,973 17,014 17,869 (33%)
Net income/(loss) 4,966 7,897 4,714 5%
Adjusted earnings after tax*
1)
3,514 4,719 5,487 (36%)
Cash flows provided by operating activities 14,871 4,267 15,771 (6%)
Cash flow from operations after taxes paid* 9,716 6,800 15,748 (38%)
Net cash flow* 4,201 1,669 12,689 (67%)
Operational data Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Group average liquids price (USD/bbl) [1] 73.8 80.4 97.1 (24%)
Total equity liquids and gas production (mboe per day) [4] 2,130 2,046 2,106 1%
Total power generation (Gwh) Equinor share 1,163 1,332 511 >100%
Renewable power generation (GWh) Equinor share 524 517 511 3%
Twelve months average per Full year
Health, safety and the environment Q1 2023 2022
Serious incident frequency (SIF) 0.4 0.4

Equinor first quarter 2023

First quarter First quarter
Health, safety and the environment 2023 2022
Upstream CO
2

intensity (kg CO
2
/boe) 6.6 6.7
Absolute scope 1+2 GHG emissions (million tonnes

CO
2
e) 2.9 2.8
31 March 31 December %-point
Net debt to capital employed adjusted* 2023 2022 change
Net debt to capital employed adjusted* (52.3%) (23.9%) (28.4)
Dividend
(USD per share) Q1 2023 Q4 2022 Q1 2022
Ordinary cash dividend per share 0.30 0.30 0.20
Extraordinary cash dividend per share 0.60 0.60 0.20
In the first three months of 2023 Equinor settled shares in the market under the 2022 and 2023 share buy-back programmes of

USD 461 million.
*
For items marked with an asterisk throughout this report, see

Use and reconciliation of non-GAAP financial measures

in the Supplementary disclosures
1) Restated. For more information, see Amended principles

for Adjusted earnings in the section ‘Use and reconciliat

ion of non-GAAP financial measures’ in the
Supplementary disclosures.

Equinor first quarter 2023

Strong production and continued high deliveries of energy to Europe
Equinor delivered a total equity production of 2,130 mboe per day for the first quarter, up from 2,106 mboe per day in the same quarter of 2022. The growth was driven by the ramp-up of new fields and wells,

and fields back in production, such as Johan Sverdrup
phase 2 and Snøhvit in Norway and Peregrino in Brazil. Short-term operational issues at Johan Sverdrup early in the quarter impacted
the increase.
Gas production on the Norwegian continental shelf (NCS) remained high and stable, contributing to European energy security.

Production from renewable energy sources was 524 GWh in the quarter, slightly up from the same quarter last year, driven by good availability for the offshore wind farms and production from the floating wind farm Hywind Tampen on the NCS. Including gas-to-power production in the UK, total power production for the quarter ended at 1,163 GWh.
Continued strategic and industrial progress
Since the start of the year, Equinor has brought the satellite field Bauge on stream in the Norwegian Sea. The partner-operated

Vito
field was put on stream in the US Gulf of Mexico.
Equinor continued to optimise the oil and gas portfolio, deepening in core areas by entering into an agreement to acquire Suncor
Energy UK. An interest in the Statfjord area on the NCS was divested in the quarter.
Equinor completed nine exploration wells offshore with three commercial discoveries in the quarter, and three wells were ongoing at the quarter end. Two of the discoveries were in the Troll area in the North Sea, where Equinor also agreed to acquire a further equity interest in five discoveries. Equinor was awarded 26 new production licences on the NCS.
In the UK, the Dogger Bank offshore wind farm is progressing towards first power this summer. Together with SSE, Equinor is exploring the option of developing a fourth phase, Dogger Bank D.
In the quarter, Equinor closed the acquisition of BeGreen, a leading solar project developer in Northwest Europe, with a project pipeline of over 6 GW in the early to medium stages of maturity.
Equinor continued to develop low-carbon value chains in collaboration with industrial partners and entered into a partnership with the
German energy company RWE aiming to develop large-scale value chains for low-carbon hydrogen.
Strong financial results and cash flow
Equinor realised a price for piped gas to Europe of USD 18.8 per mmbtu and realised liquids prices were USD 73.8 per bbl, down by
37% and 24%, respectively, compared to the first quarter 2022.
Equinor delivers strong adjusted earnings at USD 12.0 billion and USD 3.51 billion after tax.

This is down from the same quarter last
year due to lower prices for liquids and gas but partly offset by production growth. The Marketing,

Midstream & Processing (MMP)
segment contributed with earnings, well above the new and increased guided range, mainly driven by crude, products, and liquids
trading.
Cash flow provided by operating activities before taxes paid and working capital items amounted to USD 15.3 billion for the first
quarter and,

cash flow from operations after taxes paid* was USD 9.72 billion. Equinor paid the first of three equal NCS tax
instalments of USD 5.42 billion in the quarter and will pay the next two in the second quarter. Organic capital expenditure* was USD
2.31 billion for the quarter, and total capital expenditures were USD 3.18 billion. After taxes, capital distribution to shareholders and investments, net cash flow* ended at USD 4.20 billion for the first quarter.
Strong cash flow, a reduction in working capital and a reduction in collateral deposits resulted in a further strengthening of the financial position. Adjusted net debt to capital employed ratio* was negative 52.3% at the end of the first quarter, from negative 23.9% at the end of the fourth quarter of 2022.
Competitive capital distribution
The board of directors has decided an ordinary cash dividend of USD 0.30 per share and an extraordinary cash dividend of USD 0.60
per share for the first quarter of 2023, in line with communication at the Capital Markets

Update in February.
Expected total capital distribution for 2023 is USD 17 billion, including a share buy-back programme of USD 6 billion. The board has
decided to initiate a second tranche of the share buy-back programme of USD 1.67 billion. The second tranche will commence on 11
May, end no later than 25 July 2023 and is subject to authorisation from the annual general meeting on 10 May 2023.
The first tranche of the share buy-back programme for 2023 was completed on 20 March

2023 with a total value of USD 1 billion.
All share buy-back amounts include shares to be redeemed by the Norwegian State.

Equinor first quarter 2023

GROUP REVIEW
Financial information Quarters Change
(unaudited, in USD million) Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Total revenues and other income 29,224 34,321 36,393 (20%)
Adjusted total revenues and other income*
1)
28,520 35,501 36,590 (22%)
Total operating expenses (16,707) (17,737) (18,001) (7%)
Adjusted purchases* [5] (11,262) (12,781) (13,781) (18%)
Adjusted operating and administrative expenses* (2,849) (3,032) (2,450) 16%
Adjusted depreciation, amortisation and net impairments* (2,198) (2,279) (2,333) (6%)
Adjusted exploration expenses* (238) (396) (157) 52%
Net operating income/(loss) 12,517 16,584 18,392 (32%)
Adjusted earnings*
1)
11,973 17,014 17,869 (33%)
Capital expenditures and Investments 2,303 2,376 2,616 (12%)
Cash flows provided by operating activities 14,871 4,267 15,771 (6%)
Cash flows from operations after taxes paid* 9,716 6,800 15,748 (38%)
Quarters Change
Operational information Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Total equity liquid and gas production (mboe/day) 2,130 2,046 2,106 1%
Total entitlement liquid and gas production (mboe/day) 2,011 1,919 1,958 3%
Total Power generation (GWh) Equinor share 1,163 1,332 511 >100%
Renewable power generation (GWh) Equinor share 524 517 511 3%
Average Brent oil price (USD/bbl) 81.3 88.7 101.4 (20%)
Group average liquids price (USD/bbl) 73.8 80.4 97.1 (24%)
E&P Norway average internal gas price (USD/mmbtu) 17.36 27.22 29.77 (42%)
E&P USA average internal gas price (USD/mmbtu) 2.80 4.73 4.18 (33%)
1) Restated. For more information, see Amended principles for Adjusted earnings in the section

‘Use and reconciliation of non-GAAP
financial measures’ in the Supplementary disclosures.
For the items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in Supplementary
disclosures.
Operations
Solid operational performance and production growth in the first quarter of 2023 provides strong results despite a lower price
environment compared to 2022.
Snøhvit, which restarted in June 2022, and Johan Sverdrup phase two, which came on stream in December 2022, were the main
drivers for increased production on the NCS relative to the same quarter last year. Peregrino in Brazil contributed significantly towards increased production from the international portfolio. Improved levels from Caesar Tonga in the USA following technical improvements, and a reduction in downtime compared to the prior year also added to the improvement in production.
Secure gas production to Europe remains a continued focus in 2023, representing 55% of NCS production for the quarter.
The overall production growth was impacted by short term operational challenges in the quarter for

Johan Sverdrup and turnaround
activity in Angola and Brazil. 2022 events relating to the exit from Russia, Ekofisk area divestment and Martin Linge ownership share
reduction also partly offset the increase in production relative to the first quarter of 2022.
Price realisation in the quarter was lower than the extraordinary highs witnessed in the prior year. This is evident through reduced

Equinor first quarter 2023

margins even with a stable production level. Additionally, there was a strong contribution to the overall business results from the
Midstream, Marketing and Processing segment for the first quarter of 2023. Strong physical crude and products margins and solid
results from LNG and piped gas trading positively contributed to the first quarter results.
Increased operational capacity and activity in the quarter have contributed to an increased cost base. In addition,

rising environmental
costs together with inflationary pressures were evidenced by an increase in upstream operating expenditure compared to the prior
year. An increase in proved reserves during the year 2022 contributed towards a downward trend in depreciation, partially offsetting the increase in operating expenditure. The strengthening of the USD against the NOK impacts the visibility of these increases in the
reported costs.
In the first quarter of 2022, total operating expenses were negatively impacted by impairments of

USD 1,080 million related to
Equinor’s exit from Russia.
Taxes
The decrease in reported effective tax rate from 72.6% in the first quarter of 2022 to 63.8% in 2023 was mainly caused by a lower
relative share of income from the NCS. Net foreign currency exchange gains with a low tax rate also contributed to this decrease in
effective tax rate for the quarter.
The effective tax rate on adjusted earnings* of 70.6% for the first quarter of 2023 increased compared to 69.3% in

2022 due to the
recognition of the US deferred tax assets in the fourth quarter of 2022.
Cash flow, net debt and capital distribution
A strong cashflow provided by operating activities before taxes paid and working capital items of USD

15,305 million was achieved
despite lower income before tax which resulted from lower commodity prices in the first quarter of 2023.
Tax outflow of USD 5,589 million reduced by USD 8,599 million from the fourth quarter of 2022, resulting in a cash flow from operations after taxes paid* of USD 9,716 million (2022: USD 6,800 million in the prior quarter). The first of three equal instalments of
Norwegian corporate income tax were paid in the first quarter of 2023, whereas two instalments were made in the prior quarter.
Due to reduced prices working capital decreased by USD 5,155 million in the first quarter (USD

23 million in the first quarter of 2022)
positively contributing to a strong cashflow.
Net cash flow* of USD 4,201 million increased by USD 2,532 million compared to the prior quarter despite the lower price environment
and continued increased dividend cash outflows (USD 2,861 million compared to USD 582 million).
Continued strong results have led to an increase in short term liquid assets in addition to a reduction in net collateral deposits, further
strengthening the adjusted net debt to capital employed ratio* from negative 23.9% at the end of

December 2022 to negative 52.3% at
the end of March 2023.
Subject to approval at the AGM in May, the cash outflow to the Norwegian state in relation to the second, third, fourth tranche of the
2022, and first tranche of the 2023 share buy-back programme is expected to occur in the second quarter of 2023, in addition to two
instalments of Norwegian corporate income tax.
The board of directors has decided an ordinary cash dividend of USD 0.30 per share, and an extraordinary cash dividend of USD 0.60
per share for the first quarter of 2023, in line with communication at the Capital Markets

Update in February.
Expected total capital distribution for 2023 is USD 17 billion, including a share buy-back programme of USD 6 billion. The board has
decided to initiate a second tranche of the share buy-back programme of USD 1.67 billion. The second tranche will commence on 11
May, end no later than 25 July 2023 and is subject to authorisation from the annual general meeting on 10 May 2023.
The first tranche of the share buy-back programme for 2023 was completed on 20 March

2023 with a total value of USD 1 billion.
All share buy-back amounts include shares to be redeemed by the Norwegian State.

Equinor first quarter 2023

OUTLOOK

●
Organic capital expenditures*

are estimated at USD 10-11 billion for 2023, and at an annual average of around USD 13 billion for 2024-2026
1
.
●
Production

for 2023 is estimated to be around 3% above 2022 level [6].
●

Equinor’s ambition is to keep the
unit of production cost

in the top quartile of its peer group.
●
Scheduled maintenance activity

is estimated to reduce equity production by around 45 mboe per day for the full year of 2023.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create
future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply,
demand and pricing represent the most significant risks related to the foregoing production guidance.

Our future financial
performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report.

For further
information, see section Forward-looking statements.
1

USD/NOK exchange rate assumption of 10.

Equinor first quarter 2023

SUPPLEMENTARY

OPERATIONAL

DISCLOSURES

Operational data
Quarters Change
Operational data
Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Prices
Average Brent oil price (USD/bbl) 81.3 88.7 101.4 (20%)
E&P Norway average liquids price (USD/bbl) 77.5 83.8 100.3 (23%)
E&P International average liquids price (USD/bbl) 70.7 77.2 96.3 (27%)
E&P USA average liquids price (USD/bbl) 61.3 68.6 82.5 (26%)
Group average liquids price (USD/bbl) [1] 73.8 80.4 97.1 (24%)
Group average liquids price (NOK/bbl) [1] 756 819 859 (12%)
E&P Norway average internal gas price (USD/mmbtu)

[8]
17.36 27.22 29.77 (42%)
E&P USA average internal gas price (USD/mmbtu)

[8]
2.80 4.73 4.18 (33%)
Realised piped gas price Europe (USD/mmbtu)

[7]
1)
18.79 29.80 29.60 (37%)
Realised piped gas price US (USD/mmbtu) [7] 3.24 5.40 4.62 (30%)
Refining reference margin (USD/bbl) [2] 11.3 15.5 5.8 97%
Entitlement production (mboe per day)
E&P Norway entitlement liquids production 641 610 638 1%
E&P International entitlement liquids production 231 228 201 15%
E&P USA entitlement liquids production 129 100 114 13%
Group entitlement liquids production 1,001 938 953 5%
E&P Norway entitlement gas production 806 791 798 1%
E&P International entitlement gas production 33 31 37 (10%)
E&P USA entitlement gas production 171 160 170 0%
Group entitlement gas production 1,010 981 1,005 0%
Total entitlement liquids and gas production [3] 2,011 1,919 1,958 3%
Equity production (mboe per day)
E&P Norway equity liquids production 641 610 638 1%
E&P International equity liquids production 286 293 287 (0%)
E&P USA equity liquids production 144 112 127 14%
Group equity liquids production 1,071 1,015 1,051 2%
E&P Norway equity gas production 806 791 798 1%

Equinor first quarter 2023

E&P International equity gas production 50 50 54 (6%)
E&P USA equity gas production 203 190 203 0%
Group equity gas production 1,059 1,031 1,055 0%
Total equity liquids and gas production [4] 2,130 2,046 2,106 1%
Power generation
Power generation (GWh) Equinor share 1,163 1,332 511 >100%
Renewable power generation (GWh) Equinor share 524 517 511 3%
1) Restated. Restatement due to change in

the definition of the price marker. For more information see 'End notes'.

Equinor first quarter 2023

Health, safety and the environment
Twelve months
average per
Full year
Q1 2023 2022
Total recordable injury frequency (TRIF) 2.7 2.5
Serious Incident Frequency (SIF) 0.4 0.4
Oil and gas leakages (number of)
1)
8 8
First quarter First quarter
2023 2022
Upstream CO
2

intensity (kg CO
2
/boe)
2)
6.6 6.7
Absolute scope 1+2 GHG emissions (million tonnes

CO
2
e)
3)
2.9 2.8
1)

Number of leakages with rate above 0.1 kg/second

during the past 12 months.
2)

Operational control, total scope 1 emissions of CO
2

from exploration and production, divided by total

production (boe).
3)

Operational control, total scope 1 and 2 emissions

of CO
2

and CH
4.

Equinor first quarter 2023

EXPLORATION

& PRODUCTION NORWAY
Financial information Quarter Change
(unaudited, in USD million) Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Total revenues and other income 12,044 16,729 18,454 (35%)
Adjusted total revenues and other income* 12,144 16,968 18,663 (35%)
Total operating expenses (2,229) (2,343) (1,521) 47%
Adjusted operating and administrative expenses* (976) (1,053) (884) 10%
Adjusted depreciation, amortisation and net impairments* (1,115) (1,219) (1,421) (22%)
Adjusted exploration expenses* (137) (101) (101) 35%
Net operating income/(loss) 9,816 14,386 16,933 (42%)
Adjusted earnings/(loss)* 9,916 14,594 16,256 (39%)
Additions to PP&E, intangibles and equity accounted

investments
1,317 1,422 1,072 23%
Operational information Quarters Change
E&P Norway Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
E&P entitlement liquid and gas production (mboe/day) 1,448 1,401 1,436 1%
Average liquids price (USD/bbl) 77.5 83.8 100.3 (23%)
Average internal gas price (USD/mmbtu) 17.36 27.22 29.77 (42%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Production & Revenues
Increased production supported by the ramp-up of new fields and continued high gas deliveries to Europe were somewhat offset by
temporary operational issues at Johan Sverdrup. This delivered solid results for the years’ first quarter, even in a lower-price environment.

Continued high focus on gas production maintained reliable energy deliveries to Europe. Gas volumes represented over 55% of the
total production and contributed to a slight increase in volume from the first quarter of 2022. Johan Sverdrup

Phase 2 and Snøhvit
contributed to a 1% increase in gas volume and a 0.6% increase in liquids compared to the first quarter of 2022.

There was high exploration activity in the quarter with 3 commercial discoveries and activity in

10 wells. Discovered volumes amount
to an estimated 40 mmboe, all close to infrastructure on the NCS.
Operating expenses and financial results
Lower gas prices primarily drove the decrease in net operating income in the first quarter of 2023 compared to the same period last
year. Realised gas prices were 33% lower in the first quarter of 2023 compared to the same quarter in 2022.
In the first quarter of 2023, high environmental costs and higher operations and maintenance costs were the main drivers for the
increase in operating and administrative expenses compared to the same period last year. An increase in proved reserves during the

Equinor first quarter 2023

year 2022 contributed towards a downward trend in depreciation, partially offsetting the increase in operating expenditure. The
development of the USD/NOK exchange rate had a significant positive effect on the total operating expenses.

The divestment of a 19% ownership share in Martin Linge in the fourth quarter of last year and the

USD/NOK exchange rate
developments led to a decrease in adjusted depreciation and amortisation* in the first quarter compared to the first quarter of 2022.

Equinor first quarter 2023

EXPLORATION

& PRODUCTION INTERNATIONAL
Financial information Quarters Change
(unaudited, in USD million) Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Total revenues and other income 1,548 2,373 1,453 7%
Adjusted total revenues and other income* 1,555 1,897 1,852 (16%)
Total operating expenses (1,167) (551) (1,822) (36%)
Adjusted purchases* 16 (85) 27 (39%)
Adjusted operating and administrative expenses* (442) (438) (423) 4%
Adjusted depreciation, amortisation and net impairments* (461) (433) (339) 36%
Adjusted exploration expenses* (55) (266) (40) 38%
Net operating income/(loss) 382 1,822 (369) >(100%)
Adjusted earnings/(loss)* 614 676 1,078 (43%)
Additions to PP&E, intangibles and equity accounted

investments
451 584 626 (28%)
Operational information Quarters Change
E&P International Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
E&P equity liquid and gas production (mboe/day) 336 343 341 (1%)
E&P entitlement liquid and gas production (mboe/day) 264 258 239 11%
Production sharing agreements (PSA) effects 72 85 102 (29%)
Average liquids price (USD/bbl) 70.7 77.2 96.3 (27%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Production & Revenues

The restart of production at the Peregrino field in Brazil in July 2022 and the start-up of phase 2 in

October 2022 positively impacted
the production in the first quarter of 2023. This was offset mainly by Equinor’s exit from Russia,

natural decline in several mature fields
and the effect of turnarounds, resulting in slightly lower equity production than in the first quarter of 2022. The lower effects

from
production sharing agreements (PSA) were driven by a decrease in production from several fields with PSAs in combination with
lower prices.
Lower liquids and gas prices negatively impacted revenues in the first quarter of 2023 compared to the same period last year. This
was partially offset by increased entitlement production. The fair value of derivatives positively impacted reported total revenues by
USD 89 million in the first quarter of 2023 (2022: negative USD 314 million) resulting in a 7% increase overall in total revenues.

Operating expenses and financial results
Restart of production at the Peregrino field drove higher operations and maintenance expenses and increased royalties in the first
quarter of 2023 compared to the same quarter last year. This was also a major contributor to the increase in depreciation,

together
with new investments in several fields and the effect of an impairment reversal in the first quarter of 2022.

Equinor first quarter 2023

In the first quarter of 2023, total reported operating expenses were negatively impacted by a loss of USD

258 million from the sale of
the Corrib field in Ireland, compared to a negative impact of USD 1,080 million related to Equinor’s exit from Russia in the same period
last year.

Equinor first quarter 2023

EXPLORATION

& PRODUCTION USA
Financial information
Quarters Change
(unaudited, in USD million)
Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Total revenues and other income 1,015 1,083 1,269 (20%)
Adjusted total revenues and other income* 1,015 1,083 1,269 (20%)
Total operating expenses (675) (262) (24) >100%
Adjusted operating and administrative expenses* (273) (217) (221) 23%
Adjusted depreciation, amortisation and net impairments* (357) (363) (320) 11%
Adjusted exploration expenses* (46) (29) (15) >100%
Net operating income/(loss) 340 821 1,245 (73%)
Adjusted earnings/(loss)* 340 474 713 (52%)
Additions to PP&E, intangibles and equity accounted

investments
262 281 126 >100%
Operational information Quarters Change
E&P USA Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
E&P equity liquid and gas production (mboe/day) 347 302 329 5%
E&P entitlement liquid and gas production (mboe/day) 299 260 284 6%
Royalties 47 42 45 4%
Average liquids price (USD/bbl) 61.3 68.6 82.5 (26%)
Average internal gas price (USD/mmbtu) 2.80 4.73 4.18 (33%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Production & Revenues

The Caesar Tonga field in the US Gulf of Mexico back in production with new flow lines, combined with additional wells online in the
Appalachian basin, were the main drivers for increased production in the first quarter of 2023 compared to the prior year. The increase
was partially offset by a natural decline in the Appalachian basin and several mature fields in the Gulf of Mexico.
Increased entitlement production helped to mitigate some of the downward impacts on revenue caused by the lower price
environment.
Operating expenses and financial results
Reduced downtime in certain Gulf of Mexico assets, the start-up of the Vito platform combined with increased maintenance activity in
the Appalachian basin, contributed to higher operations and maintenance expenses. Depreciation and amortisation increased in the
first quarter of 2023 compared to the same period in 2022 due to increased production and added offshore and onshore capital
expenditures. The improved proved reserves partially offset the increase.

Equinor first quarter 2023

In the first quarter of 2022, net operating income was positively impacted by impairment reversals of USD 532 million related to assets
in the Gulf of Mexico.

Equinor first quarter 2023

MARKETING, MIDSTREAM & PROCESSING
Financial information Quarters Change
(unaudited, in USD million) Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Total revenues and other income 28,889 33,591 35,917 (20%)
Adjusted total revenues and other income*
1)
28,082 35,010 35,592 (21%)
Total operating expenses (26,771) (33,842) (35,425) (24%)
Adjusted purchases* [5] (25,344) (31,969) (34,470) (26%)
Adjusted operating and administrative expenses* (1,229) (1,389) (1,002) 23%
Adjusted depreciation, amortisation and net impairments* (232) (236) (212) 9%
Net operating income/(loss) 2,118 (251) 492 >100%
Adjusted earnings*
1)
1,278 1,416 (92) N/A
- Gas and Power
2)
769 1,212 (212) N/A
- Crude, Products and Liquids
2)
510 210 235 >100%
- Other
2)
(1) (6) (114) (99%)
Additions to PP&E, intangibles and equity accounted

investments
219 349 265 (17%)
Operational information Quarters Change
Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Liquids sales volumes (mmbl)
3)
217.3 212.1 211.6 3%
Natural gas sales Equinor (bcm) 15.7 15.8 16.5 (5%)
Natural gas entitlement sales Equinor (bcm) 14.3 14.2 14.1 1%
Power generation (GWh) Equinor share 639 815 0 N/A
Realised piped gas price Europe (USD/mmbtu)
3)
18.79 29.80 29.60 (37%)
Realised piped gas price US (USD/mmbtu) 3.24 5.40 4.62 (30%)
1) Restated. For more information, see Amended principles

for Adjusted earnings in the section ‘Use and reconciliation of non-GAAP financial
measures’ in the Supplementary disclosures.
2) From Q1 2023, the presentation of MMP’s adjusted

earnings has been changed to align with organisational

structure and management’s
review of performance, with retrospective effect.
3) Restated. Restatement due to a change in

definition of the price marker for realised gas

price and improved methodology for calculating
liquids sales volumes. For more information, see 'End notes'.

Equinor first quarter 2023

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Volumes, Pricing & Revenues
Liquids sales volumes increased compared to the first quarter of 2022. This was mainly due to an increase in sales of international
equity volumes and purchases from third parties, partially offset by a decrease in sales volume from NCS.
Compared to the first quarter of 2022, the restarted deliveries from Hammerfest LNG partially offset a reduction in gas sales volumes
and third-party volumes.

The realised piped gas price Europe decreased compared to the first quarter last year due to a drop in market prices caused by
reduced demand amid mild winter temperatures, high LNG imports and healthy storage levels.

The realised US piped gas price decreased compared to the first quarter last year as market prices fell steadily throughout the quarter,
driven by a mild winter season, driving down residential and commercial heating demand.
Financial Results
During the first quarter of 2023, Gas and Power adjusted earnings* contributed to solid results driven by LNG and piped gas trading. Strong physical crude and gasoline margins contributed to the solid adjusted earnings* for Crude, Products and
Liquids.

Adjusted earnings* increased compared to the first quarter in the prior year primarily due to higher results from LNG and piped gas trading, and Crude, Products and Liquids trading.
Net operating income in the first quarter of 2023 includes positive effects from changes in the fair value of mark to market derivatives on gas and LNG following the change in amended principles for adjusted earnings* with the effect from the first quarter of 2023.

Equinor first quarter 2023

RENEWABLES
Financial information Quarters Change
(unaudited, in USD million) Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Revenues third party, other revenue and other income 5 31 90 (94%)
Net income/(loss) from equity accounted investments (7) 8 29 N/A
Total revenues and other income (2) 38 119 N/A
Adjusted total revenues and other income* (4) 15 32 N/A
Total operating expenses (87) (102) (41) >100%
Adjusted operating and administrative expenses* (78) (101) (40) 92%
Adjusted depreciation, amortisation and net impairments* (1) (1) (1) 36%
Net operating income/(loss) (89) (63) 77 N/A
Adjusted earnings* (83) (87) (10) >(100%)
Additions to PP&E, intangibles and equity accounted

investments
851 103 43 >100%
Operational information Quarters Change
(unaudited, in USD million) Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
Renewables power generation (GWh) Equinor

share
511 509 511 0%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Renewables power generation
Power generation comes mainly from offshore wind assets, and remained stable in the first quarter of 2023 compared to the same
quarter last year.

Results from equity accounted investments
Net income from equity-accounted investments decreased compared to same quarter in the prior year. Producing assets contributed
positively to net income, however, the contribution was somewhat lower than in the first quarter of last year due to lower prices. Net income from producing assets was more than offset by net losses from projects under development. Project expenses have increased
compared to the first quarter of 2022 due to higher activity levels as projects progress.
Operating expenses and financial results
In the first quarter of 2023, the decrease in net operating income and adjusted earnings* compared to the same period last year was
driven by increased business development costs due to higher activity levels in the US, the

UK and Asia. In the first quarter of 2022,
net operating income included divestment gains of USD 87 million from the Dogger Bank C wind farm project.
The acquisition of BeGreen which closed in the first quarter of 2023 and investment related to projects in the US significantly
contributed to the additions to PP&E, intangibles and equity accounted investments for the first quarter of 2023 compared to last year.

Equinor first quarter 2023

CONDENSED INTERIM FINANCIAL STATEMENTS
First quarter 2023
CONSOLIDATED STATEMENT

OF INCOME
Quarters
(unaudited, in USD million) Note
Q1 2023 Q4 2022 Q1 2022
Revenues 4 29,210 33,841 36,050
Net income/(loss) from equity accounted investments 43 395 99
Other income (30) 84 244
Total revenues and other income 2 29,224 34,321 36,393
Purchases [net of inventory variation] (11,235) (12,853) (13,510)
Operating expenses 3 (2,722) (3,026) (1,989)
Selling, general and administrative expenses (304) (278) (282)
Depreciation, amortisation and net impairments (2,200) (1,184) (2,017)
Exploration expenses (246) (396) (203)
Total operating expenses 2 (16,707) (17,737) (18,001)
Net operating income/(loss) 2 12,517 16,584 18,392
Interest expenses and other financial expenses (463) (450) (266)
Other financial items 1,652 (1,664) (903)
Net financial items 5 1,189 (2,115) (1,169)
Income/(loss) before tax 13,707 14,469 17,223
Income tax 6 (8,741) (6,572) (12,509)
Net income/(loss) 4,966 7,897 4,714

Equinor first quarter 2023

Attributable to equity holders of the company 4,962 7,895 4,710
Attributable to non-controlling interests 4 2 4
Basic earnings per share (in USD) 1.59 2.52 1.46
Diluted earnings per share (in USD) 1.59 2.51 1.46
Weighted average number of ordinary shares outstanding

(in millions)
3,118 3,131 3,228
Weighted average number of ordinary shares outstanding

diluted (in millions)
3,124 3,141 3,237

Equinor first quarter 2023

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Quarters
(unaudited, in USD million)
Q1 2023 Q4 2022 Q1 2022
Net income/(loss) 4,966 7,897 4,714
Actuarial gains/(losses) on defined benefit pension

plans
54 895 (419)
Income tax effect on income and expenses recognised

in OCI
1)
(16) (208) 93
Items that will not be reclassified to the Consolidated

statement of income
38 687 (326)
Foreign currency translation effects (1,426) 4,116 173
Share of OCI from equity accounted investments (65) 424 0
Items that may be subsequently reclassified to

the Consolidated statement of income
(1,491) 4,540 173
Other comprehensive income/(loss) (1,453) 5,228 (153)
Total comprehensive income/(loss) 3,512 13,125 4,561
Attributable to the equity holders of the company 3,508 13,123 4,557
Attributable to non-controlling interests 4 2 4
1) Other comprehensive income (OCI).

Equinor first quarter 2023

CONSOLIDATED BALANCE SHEET
At 31 March At 31 December
(unaudited, in USD million) Note 2023 2022
1)
ASSETS
Property, plant and equipment 2 55,161 56,498
Intangible assets 5,535 5,158
Equity accounted investments 3,084 2,758
Deferred tax assets 8,417 8,732
Pension assets 1,182 1,219
Derivative financial instruments 526 691
Financial investments 2,857 2,733
Prepayments and financial receivables 7 868 2,063

Total non-current assets 77,632 79,851

Inventories 3,192 5,205
Trade and other receivables
2
16,229 22,452
Derivative financial instruments 2,836 4,039
Financial investments 34,576 29,876
Cash and cash equivalents
3
17,915 15,579

Total current assets 74,749 77,152

Assets classified as held for sale 3 109 1,018

Total assets 152,491 158,021

EQUITY AND LIABILITIES
Shareholders' equity 57,165 53,988
Non-controlling interests 5 1

Total equity 57,170 53,989

Finance debt 5 22,403 24,141

Equinor first quarter 2023

Lease liabilities 2,459 2,410
Deferred tax liabilities 11,925 11,996
Pension liabilities 3,617 3,671
Provisions and other liabilities 7 14,236 15,633
Derivative financial instruments 2,194 2,376

Total non-current liabilities 56,834 60,226

Trade, other payables and provisions 10,410 13,352
Current tax payable 6 18,926 17,655
Finance debt 5 4,995 4,359
Lease liabilities 1,275 1,258
Dividends payable 0 2,808
Derivative financial instruments 2,597 4,106

Total current liabilities 38,204 43,539

Liabilities directly associated with the assets classified

as held for sale

3 283 268

Total liabilities 95,321 104,032

Total equity and liabilities 152,491 158,021
1) Audited
2) Of which Trade receivables of USD 12.0 billion 31 March 2023 and USD 17.3 billion 31 December 2022
3) Includes collateral deposits of USD 2.450 billion

for 31 March 2023 related to certain requirements

set out by exchanges where Equinor is
participating. The corresponding figure for 31 December

2022 is USD 6.128 billion.

Equinor first quarter 2023

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
OCI from
equity
accounted
investments
Share-
holders'
equity
Non-
controlling
interests Total equity
At 1 January 2022 1,164 6,408 36,683 (5,245) 0 39,010 14 39,024
Net income/(loss) 4,710 4,710 4 4,714
Other comprehensive
income/(loss) (326) 173 (153) (153)
Total comprehensive
income/(loss) 4,561
Dividends 0 0
Share buy-back (330) (330) (330)
Other equity transactions (4) (3) (3)
At 31 March 2022

1,164 6,074 41,068 (5,073) 0 43,233 19 43,251
At 1 January 2023 1,142 3,041 58,236 (8,855) 424 53,988 1 53,989
Net income/(loss) 4,962 4,962 4 4,966
Other comprehensive
income/(loss) 38 (1,426) (65) (1,453) (1,453)
Total comprehensive
income/(loss) 3,512
Dividends 0 0
Share buy-back
1)
(331) (331) (331)
Other equity transactions 0 0
At 31 March 2023 1,142 2,710 63,236 (10,281) 359 57,165 5 57,170
1) For more information see note 8 Capital distribution.

Equinor first quarter 2023

CONSOLIDATED STATEMENT

OF CASH FLOWS
Quarters
(unaudited, in USD million) Note
Q1 2023 Q4 2022 Q1 2022
Income/(loss) before tax 13,707 14,469 17,223
Depreciation, amortisation and net impairment 2,200 1,184 2,017
Exploration expenditures written off 91 183 73
(Gains)/losses on foreign currency transactions and

balances
5 (955) 2,140 284
(Gains)/losses on sale of assets and businesses 3 233 (87) (89)
(Increase)/decrease in other items related to operating

activities
1)
(324) 2,923 (300)
(Increase)/decrease in net derivative financial instruments 327 217 953
Interest received 277 216 11
Interest paid (251) (258) (118)
Cash flows provided by operating activities before

taxes paid and working capital items
15,305 20,988 20,055
Taxes paid (5,589) (14,188) (4,307)
(Increase)/decrease in working capital 5,155 (2,532) 23
Cash flows provided by operating activities

14,871 4,267 15,771
Capital expenditures and investments
2)
3 (2,303) (2,376) (2,616)
(Increase)/decrease in financial investments (5,108) (6,990) (2,850)
(Increase)/decrease in derivative financial instruments (803) (374) 424
(Increase)/decrease in other interest-bearing items 63 7 4
Proceeds from sale of assets and businesses
3)
3 47 47 574
Cash flows provided by/(used in) investing activities (8,104) (9,687) (4,465)
Repayment of finance debt (2,176) (250) 0
Repayment of lease liabilities (332) (365) (317)
Dividends paid (2,861) (2,231) (582)
Share buy-back (461) (577) (439)

Equinor first quarter 2023

Net current finance debt and other financing activities 873 230 (2,804)
Cash flows provided by/(used in) financing activities (4,958) (3,193) (4,142)
Net increase/(decrease) in cash and cash equivalents 1,809 (8,612) 7,165
Effect of exchange rate changes on cash and cash equivalents (8) 844 (270)
Cash and cash equivalents at the beginning

of the period (net of overdraft)
15,579 23,348 13,987
Cash and cash equivalents at the end of the period

(net of overdraft)
4)
17,380 15,579 20,882
1)

The line item includes a fair value loss related to inventory of USD 2,408 million in the fourth quarter 2022.

The corresponding amount in
the first quarter 2023 is immaterial.
2)

Cash inflow of USD 433 million received in

the first quarter 2022 related to the disposal

of parts of the interests in the Bacalhau field in
2018 (contingent consideration) has been reclassified

from Capital expenditures and investments to

Proceeds from sale of assets and
businesses.
3)

The line item includes cash consideration net of

cash disposed of related to the disposal of
Equinor Energy Ireland Limited at closing date
31 March 2023. See note 3 Acquisitions and disposals

for more information.

4)

At 31 March 2023 cash and cash equivalents net overdraft

was USD 535 million. At 31 December

2022 and March 2022, cash and cash
equivalents net overdrafts

were zero.

Equinor first quarter 2023

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and
listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The address of its registered office is Forusbeen 50, N-
4035 Stavanger, Norway.
The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as
other business. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy
AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is co-obligor or guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for the first quarter of 2023 were authorised for issue by the board of directors on 3
May 2023.
Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard

34 Interim Financial
Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union

(EU). The
condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting
Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in
conjunction with the consolidated annual financial statements for 2022. IFRS as adopted by the EU differs in certain respects from
IFRS as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented.

A
description of the material accounting policies applied in preparing these condensed interim financial statements is included in
Equinor`s consolidated annual financial statements for 2022.
There have been no changes to the material accounting policies during 2023 compared to the consolidated annual financial
statements for 2022.
Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation.
The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding. When determining fair
value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the
same criteria for categorisation in the fair value hierarchy as disclosed in the Consolidated annual financial statements for 2022.
The Condensed interim financial statements are unaudited.
Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions
that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated
assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to
be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets
and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Equinor first quarter 2023

2 Segments
Equinor’s operations are managed through operating segments identified on the basis of those components of Equinor that are
regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Committee (CEC). The reportable segments
Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International),

Exploration & Production
USA E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN)

correspond to the operating segments. The
operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.
The accounting policies of the reporting segments equal those described in these Consolidated financial statements, except for the
line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement
obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The
measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets,
total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of
crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The
transactions are eliminated upon consolidation.
First quarter 2023
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income (48) 329 61 28,767 5 66 0 29,181
Revenues inter-segment 12,092 1,209 954 82 0 9 (14,346) 0
Net income/(loss) from equity accounted
investments 0 11 0 40 (7) 0 0 43
Total revenues and other income

12,044 1,548 1,015 28,889 (2) 75 (14,346) 29,224
Purchases [net of inventory variation] (0) 16 0 (25,358) 0 (0) 14,107 (11,235)
Operating, selling, general and
administrative expenses (977) (659) (273) (1,178) (86) (133) 281 (3,025)
Depreciation and amortisation (1,115) (461) (357) (232) (1) (33) 0 (2,198)
Net impairment losses/(reversals)

0 0 0 (2) 0 0 0 (2)
Exploration expenses (137) (64) (46) 0 0 0 0 (246)
Total operating expenses (2,229) (1,167) (675) (26,771) (87) (166) 14,388 (16,707)
Net operating income/(loss) 9,816 382 340 2,118 (89) (91) 42 12,517
Additions to PP&E, intangibles and equity
accounted investments 1,317 451 262 219 851 78 0 3,179
Balance sheet information
Equity accounted investments

3 560 0 675 1,771 75 0 3,084
Non-current segment assets

27,167 15,992 11,241 4,469 763 1,064 0 60,696

Equinor first quarter 2023

Non-current assets not allocated to
segments

13,852
Total non-current assets

77,632
Assets held for sale 109 0 0 0 0 0 0 109

Equinor first quarter 2023

Fourth quarter 2022
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 77 720 69 32,965 31 65 0 33,926
Revenues inter-segment 16,652 1,623 1,014 254 0 27 (19,570) 0
Net income/(loss) from equity accounted
investments (0) 31 0 372 8 (16) 0 395
Total revenues and other income

16,729 2,373 1,083 33,591 38 76 (19,570) 34,321
Purchases [net of inventory variation] (0) (85) (0) (31,996) 0 (0) 19,228 (12,853)
Operating, selling, general and
administrative expenses (1,020) (511) (220) (1,614) (100) (153) 314 (3,304)
Depreciation and amortisation (1,219) (436) (363) (236) (1) (26) 0 (2,281)
Net impairment losses/(reversals)

(3) 747 350 3 0 (0) 0 1,097
Exploration expenses (101) (266) (29) 0 0 0 0 (396)
Total operating expenses (2,343) (551) (262) (33,843) (101) (179) 19,542 (17,737)
Net operating income/(loss) 14,386 1,822 821 (252) (63) (103) (29) 16,584
Additions to PP&E, intangibles and equity
accounted investments 1,422 584 281 349 103 88 0 2,828
Balance sheet information
Equity accounted investments

3 550 0 688 1,452 65 0 2,758
Non-current segment assets

28,510 15,868 11,311 4,619 316 1,031 0 61,656
Non-current assets not allocated to
segments

15,437
Total non-current assets

79,851
Assets held for sale 0 1,018 0 0 0 0 0 1,018

Equinor first quarter 2023

First quarter 2022
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 209 62 78 35,825 90 31 0 36,294
Revenues inter-segment 18,245 1,324 1,191 89 0 10 (20,859) 0
Net income/(loss) from equity accounted
investments 0 67 0 3 29 0 0 99
Total revenues and other income 18,454 1,453 1,269 35,917 119 41 (20,859) 36,393
Purchases [net of inventory variation] 0 27 0 (34,289) 0 0 20,752 (13,510)
Operating, selling, general and
administrative expenses (816) (390) (220) (923) (41) (78) 197 (2,271)
Depreciation and amortisation (1,421) (336) (320) (212) (1) (39) 0 (2,330)
Net impairment losses/(reversals)

821 (1,042) 533 0 0 0 0 312
Exploration expenses (106) (81) (16) 0 0 0 0 (203)
Total operating expenses (1,521) (1,822) (24) (35,425) (41) (116) 20,949 (18,001)
Net operating income/(loss) 16,933 (369) 1,245 492 77 (76) 90 18,392
Additions to PP&E, intangibles and equity
accounted investments 1,072 626 126 265 43 56 0 2,188
Non-current assets by country
At 31 March At 31 December
(in USD million) 2023 2022
Norway 31,779 33,242
USA 12,624 12,343
Brazil 9,493 9,400
UK 3,739 3,688
Azerbaijan 1,396 1,401
Canada 1,160 1,171
Denmark 935 497
Angola 893 895
Argentina 625 615
Algeria 584 622
Other 553 541
Total non-current assets
1)
63,780 64,414
1) Excluding deferred tax assets, pension assets

and non-current financial assets.
3 Acquisitions and disposals

Acquisitions

Equinor first quarter 2023

Acquisition of BeGreen
On 26 January 2023, Equinor closed a transaction with the Bregentved Group and members of the executive board of BeGreen Solar
Aps to acquire 100% of the shares in the Danish solar developer BeGreen Solar Aps. The cash consideration amounted to USD 252
million (EUR 235 million),

in addition to a consideration contingent on the successful delivery of future solar projects above an agreed
megawatt threshold. The transaction has been accounted for within the REN segment as a business combination, resulting in an
increase of Equinor’s intangible assets of USD 423 million. The purchase price and the purchase price allocation are preliminary.
Acquisition of Suncor Energy UK Limited
On 3 March 2023, Equinor entered into an agreement to acquire 100% of Suncor Energy UK

Limited for a total consideration of USD
850 million before adjustments for working capital and net cash. USD 250 million is contingent on a final investment decision on the
Rosebank field. The transaction includes a non-operated interest in the producing Buzzard oil field (29.89%)

and an additional interest
in the operated Rosebank development (40%). Closing of the transaction is expected to take place in the second quarter of 2023
subject to relevant regulatory approvals and will be recognised in the E&P International segment.
Disposals
Equinor Energy Ireland Limited
On 31 March 2023, Equinor closed the transaction with Vermilion Energy Inc (Vermillion) to sell Equinor’s non-operated equity position in the Corrib gas project in Ireland, covering 100% of the shares in Equinor Energy

Ireland Limited (EEIL). Prior to closing,
Equinor received an extraordinary dividend of USD 371 million from EEIL. Total consideration amounted to USD 362 million, including cash settlement of contingent consideration. A loss of USD 258 million has been recognised and presented in the line item Operating
expenses in the Consolidated statement of income within the E&P International segment.
4 Revenues

Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the first quarter of 2023 to the country of the legal entity
executing the sale, Norway constitutes 84% and USA constitutes 12% of such revenues. For the first quarter of 2022, Norway and
USA constituted 86% and 10% of such revenues, respectively.
Revenues from contracts with customers and other revenues
Quarters
(in USD million) Q1 2023 Q4 2022 Q1 2022
Crude oil 12,112 12,994 15,034
Natural gas 10,457 15,479 15,538

- European gas
9,228 13,326 14,350

- North American gas
397 651 621

- Other incl. Liquefied natural gas
832 1,502 567
Refined products 2,477 2,892 2,904
Natural gas liquids 2,383 1,896 2,576
Transportation 453 480 282
Other sales 959 1,469 1,117
Revenues from contracts with customers 28,841 35,209 37,451
Total other revenues
1)
370 (1,368) (1,401)
Revenues 29,210 33,841 36,050
1) Principally relates to commodity derivatives and

change in fair value less cost to sell for commodity inventories held for trading purposes.

Equinor first quarter 2023

5 Financial items

Quarters
(in USD million)
Q1 2023 Q4 2022 Q1 2022
Net foreign currency exchange gains/(losses) 955 (2,140) (284)
Interest income and other financial items 590 482 114
Gains/(losses) on financial investments 32 8 (134)
Gains/(losses) other derivative financial instruments

74 (15) (599)
Interest and other finance expenses (463) (450) (266)
Net financial items 1,189 (2,115) (1,169)
Equinor reports significant unrealised foreign currency gains in the first quarter, mainly related to strengthening of USD versus NOK.
These effects are mainly due to a large part of Equinor’s operations having NOK as functional currency, and the effects are offset
within equity as OCI effects arising on translation from functional currency to presentation currency USD.
The increase in Interest income and other financial items in first quarter compared to the previous quarter and same quarter prior year
mainly relates to higher interest rates and increased Cash and cash equivalents and Current financial investments.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of

31 March 2023, USD 1.4 billion were
utilised compared to USD 0.2 billion utilised as of 31 December 2022.
6 Income taxes
Quarters
(in USD million)
Q1 2023 Q4 2022 Q1 2022
Income/(loss) before tax 13,707 14,469 17,223
Income tax (8,741) (6,572) (12,509)
Effective tax rate

63.8%

45.4%

72.6%
The effective tax rate for the first quarter of 2023 was significantly influenced by lower share of income from the Norwegian continental
shelf and currency effects in entities that are taxable in other currencies than the functional currency.
The effective tax rate for the first quarter of 2022 was primarily influenced by high share of operating income from the Norwegian
continental shelf and losses including impairments recognised in countries with lower effective tax rates,

partially offset by positive
income in countries with unrecognised deferred tax assets. The tax rate is also influenced by currency effects in entities that are
taxable in other currencies than the functional currency.

Equinor first quarter 2023

7 Provisions, commitments, contingent items and related parties
Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings,

and several unresolved claims are
currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor
has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the
company’s best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially
affected by the resolution of these legal proceedings.
Related parties
The line-item Prepayments and Financial Receivables includes USD 213 million which represent a gross receivable from the
Norwegian state under the Marketing Instruction in relation to the state’s (SDFI) expected participation in the gas sales activities of a
foreign subsidiary of Equinor. At year-end 2022, the corresponding amount was USD 1,461 million. The decrease is mainly related to
reduced gas storage volumes due to gas sales. A corresponding non-current liability of USD

213 million has been recognised,
representing SDFI's estimated interest in the gas sales activities in the foreign subsidiary. Total non-current liabilities to SDFI amounts to USD 770 million at 31 March 2023 (USD 2,072 million at year end 2022).
8 Capital distribution
Dividend for the first quarter
On 3 May 2023, the Board of Directors resolved to declare an ordinary cash dividend for the first quarter of 2023 of USD 0.30 per
share and an extraordinary cash dividend of USD 0.60 per share. The Equinor shares will be traded ex-dividend 14 August 2023

on
the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 15 August 2023 and payment date will be
25 August 2022.
Share buy- back programme 2023
The purpose of the share buy-back programme is to reduce the issued share capital, and all shares repurchased will be cancelled.
According to agreement between Equinor and the Norwegian State, a proportionate share of the Norwegian

State's shares will be
redeemed and annulled at the annual general meeting, ensuring that the State's ownership interest in Equinor remains unchanged at
67%. The Board of Directors has proposed an annual buy-back programme for 2023 with up to

USD 6 billion, including shares to be
redeemed from the Norwegian State, subject to authorisation from the annual general meeting.
On 7 February 2023, Equinor launched the first tranche of USD 1 billion. USD 330 million order has been acquired in the open market
and the full amount has been settled, while USD 670 million of shares from the Norwegian

State will be redeemed at the annual
general meeting in May 2023. On 3 May 2023, the Board of Directors resolved the commencement of the second tranche of the share
buy-back programme for 2023 of a total of around USD 1.67 billion, including shares to be redeemed from the Norwegian State. The
second tranche is subject to approval at the general meeting and will end no later than 25 July 2023.
Equity impact of share buy back programmes (in USD million) Q1 2023 Q1 2022
First tranche 330 330
Total 330 330

Equinor first quarter 2023

SUPPLEMENTARY

DISCLOSURES

Exchange rates
Quarters Change
Exchange rates
Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
NOK/USD average daily exchange rate 0.0976 0.0981 0.1130 (14%)
NOK/USD period-end exchange rate 0.0954 0.1014 0.1143 (17%)
USD/NOK average daily exchange rate 10.2439 10.1925 8.8483 16%
USD/NOK period-end exchange rate 10.4772 9.8573 8.7479 20%
EUR/USD average daily exchange rate 1.0728 1.0195 1.1216 (4%)
EUR/USD period-end exchange rate 1.0875 1.0666 1.1101 (2%)
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items
that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).
Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as
defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.
The following financial measures may be considered non-GAAP financial measures:
●
Adjusted earnings

are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor’s underlying operational
performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to
Equinor’s IFRS measures, which provides an indication of Equinor’s underlying operational performance in the period and
facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues
and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted
depreciation expenses and adjusted exploration expenses.
●
Adjusted earnings after tax

– equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items
and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included
in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax
rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted
earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its
operational performance excluding the impact of financing, to be a supplemental measure to Equinor’s net income. Certain net
USD denominated financial positions are held by group companies that have a USD functional currency that is different from the
currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring
net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from
translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax
rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted
earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the
period.
Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating
income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations
associated with the use of adjusted earnings and adjusted earnings after tax compared with the

IFRS measures as such non-GAAP
measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on
an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments
in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax
impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain
items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

Equinor first quarter 2023

Equinor first quarter 2023

Amended principles for Adjusted earnings with effect from the first quarter of 2023:
Equinor has made the following changes to the items adjusted for within Adjusted earnings:
●

With effect from the first quarter of 2023, movements in the fair value of commodity derivatives used to manage price risk
exposure of future sale and purchase contracts are excluded from adjusted earnings and deferred until the time of the physical
delivery. This change minimises the effects of timing differences and presents a measure more indicative of underlying economic performance.
●

With effect from the first quarter of 2023, the principle used to adjust the valuation of commercial storages is based on the
forward price at the expected realisation date. Prior to this amendment, the valuation adjustment was based on short-term
forward prices which, for some storages, did not correspond to the forward price at the expected realisation date. This change
brings the valuation principle in line with how the corresponding derivative contract used to manage price exposure is valued.
These changes have been applied retrospectively to the comparative figures. The majority of the impact is due to the revised
treatment of commodity derivatives. These changes only affect the MMP reporting segment and currently do not have an impact on
other segments. Equinor deems that these changes lead to a better representation of performance in each period by appropriately
reflecting the economic impact of its risk management activities.
Impact of change Q1 2022 Q4 2022
MMP segment As reported Impact Restated As reported Impact Restated
Changes in fair value of derivatives 45 (301) (256) (142) 2,207 2,065
Periodisation of inventory hedging effect (247) 179 (68) (395) (251) (646)
Adjusted total revenues and other income 35,715 (122) 35,592 33,055 1,955 35,010
Adjusted earnings/(loss) 31 (122) (92) (540) 1,955 1,416
Adjusted earnings/(loss) after tax 38 308 345 1,907 (1,077) 830
Impact of change Q1 2022 Q4 2022
Equinor group As reported

Impact

Restated

As reported

Impact

Restated
Changes in fair value of derivatives 205 (301) (96) (462) 2,207 1,744
Periodisation of inventory hedging effect (247) 179 (68) (395) (251) (646)
Adjusted total revenues and other income 36,712 (122) 36,590 33,546 1,955 35,501
Adjusted earnings/(loss) 17,991 (122) 17,869 15,059 1,955 17,014
Adjusted earnings/(loss) after tax 5,179 308 5,487 5,796 (1,077) 4,719
Effective tax rates on adjusted earnings 71.2% (1.9%) 69.3% 61.5% 10.8% 72.3%
No other line items or segments were affected by the

change.
●
Capital employed adjusted –
this measure is defined as Equinor's total equity (including non-controlling interests) and net
interest-bearing debt adjusted.
●
Net interest-bearing debt adjusted

– this measure is defined as Equinor's interest bearing financial liabilities less cash and cash
equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance
company and balances related to the SDFI.
●
Net debt to capital employed , Net debt to capital employed adjusted, including lease liabilities and

Net debt to capital
employed ratio adjusted – Following implementation of IFRS 16 Equinor presents a “net debt to capital employed adjusted”
excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of
capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for
marketing instruction agreement.
In Equinor’s view, net debt ratio provides useful information about Equinor’s capital structure

and
financial strength.
●
Organic capital expenditures (organic investments/capex) – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements,

amounted to USD 3.2 billion
in Q1 2023 (Q1 2022: USD 2.2 billion). Organic capital expenditures are capital expenditures excluding acquisitions, recognised
lease assets (RoU assets) and other investments with significant different cash flow pattern. In Q1 2023, a total of USD 0.9 billion
(Q1 2022: USD 0.4 billion) is excluded in the organic capital expenditures.

Forward-looking organic capital expenditures included
in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the
amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable

Equinor first quarter 2023

certainty. Organic capital expenditure is a measure which Equinor believes gives relevant information about Equinor’s investments in maintenance and development of the company’s assets.
●
Gross investments/capex

– Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor’s proportionate share of capital expenditures in equity accounted investments not
included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not
reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from
such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
●
Cashflow from operations after taxes paid (CFFO after taxes paid) represents, and is used by management, to evaluate cash generated from operating activities after taxes paid, available for investing activities, for debt servicing and distribution to
shareholders. However, cashflow from operations after taxes paid is not a measure of our liquidity under IFRS and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report.

Our definition of Cashflow from
operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures. CFFO
after taxes paid for the first quarter of 2023 and the first and fourth quarter of 2022 includes the following line items in the
Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items
(2023: USD 15.3 billion | Q1 2022: USD 20.1 billion | Q4 2022: USD 21.0 billion) and taxes paid (2023:

negative USD 5.6 billion |
Q1 2022: negative USD 4.3 billion | Q4 2022:

negative USD 14.2 billion), resulting in a cashflow from operations after taxes paid
of USD 9,716 million in the first quarter of 2023 (Q1 2022: USD 15,748 million | Q4 2022: USD

6,800 million).

●
Net cash flow (previously named free cash flow) for the first quarter of 2023 and the first and fourth quarter 2022

includes
the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid
and working capital items (2023: USD 15.3 billion | Q1 2022: USD 20.1 billion | Q4 2022:

USD 21.0 billion), taxes paid (2023:
negative USD 5.6 billion | Q1 2022: negative USD 4.3 billion | Q4 2022: negative USD 14.2 billion),

cash used/received in
business combinations (2023: USD 0.0 billion | Q1 2022: USD 0.0 billion | Q4 2022: USD

0.0 billion), capital expenditures and
investments (2023: negative USD 2.3 billion | Q1 2022: negative USD 2.6 billion | Q4 2022: negative USD

2.4 billion),
increase/decrease in other items interest-bearing (2023: USD 0.1 billion | Q1 2022: USD

0.0 billion | Q4 2022: USD 0.0 billion),
proceeds from sale of assets and businesses (2023: USD 0.0 billion | Q1 2022: USD 0.6 billion

| Q4 2022: USD 0.0 billion),
dividend paid (2023: negative USD 2.9 billion | Q1 2022: negative USD 0.6 billion | Q4

2022: negative USD 2.2 billion) and share
buy-back (2023: negative USD 0.5 billion | Q1 2022: negative USD 0.4 billion | Q4

2022: negative USD 0.6 billion), resulting in a
net cash flow of 4.2 billion in the first quarter of 2023 (Q1 2022: 12.7 billion | Q4

2022: 1.7 billion). Net cash flow represents, and is
used by management to evaluate, cash generated from operational and investing activities available for debt servicing and
distribution to shareholders. The name of the measure was updated in the first quarter of 2023, but no changes have been made
to the definition.

Adjusted earnings adjust for the following items:
●
Changes in fair value of derivatives
: In the ordinary course of business, Equinor enters into commodity derivative contracts to
manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair
value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the sale and
purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore,

with effect from the
first quarter of 2023, the unrealised movements in the fair value of these commodity derivative contracts are excluded from
adjusted earnings and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are required to
be carried at fair value. Any accounting impacts resulting from such changes in fair value are also excluded from adjusted
earnings, as these fluctuations are not indicative of the underlying performance of the business.
●
Periodisation of inventory hedging effect : Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage. These derivative contracts are carried at fair value while the inventories are accounted for at the lower of
cost or market price. Therefore, measurement differences occur in relation to the recognition of gains and losses. An adjustment
is made to align the valuation principles of inventories with related derivative contracts. With effect from the first quarter of 2023,
the adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation
principles between commercial storages and derivative contracts are better aligned.
●
Over/underlift
: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the
product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our
lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is
therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect
operational performance and comparability with peers.

●
The operational storage
is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of
impairment can impact

both the exploration expenses and the depreciation, amortisation and impairment line items.
●
Gain or loss from sales of assets
is eliminated from the measure since the gain or loss does not give an indication of future
performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is
acquired until it is sold.

Equinor first quarter 2023

●
Eliminations (Internal unrealised profit on inventories) : Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-
transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is
eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from
one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production
cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity
volumes is excluded in adjusted earnings.
●
Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may
also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are
carefully assessed and can include transactions such as provisions related to reorganisation, early retirement,

etc.
●
Change in accounting policy

are adjusted when the impacts on income in the period are unusual or infrequent, and not
reflective of Equinor’s underlying operational performance in the reporting period.
For more information on our definitions and use of non-GAAP financial measures, see section 5.8

Use and reconciliation of non-
GAAP financial measures in Equinor's 2022 Integrated Annual Report.

Equinor first quarter 2023

Reconciliation of adjusted earnings
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss) in the
first quarter of 2023
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 29,224 12,044 1,548 1,015 28,889 (2) (14,271)
Adjusting items (704) 99 6 - (807) (2) (0)
Changes in fair value of derivatives (803) 96 (89) - (809) - -
Periodisation of inventory hedging effect 25 - - - 25 - -
Over-/underlift 98 3 95 - - - -
Gain/loss on sale of assets (25) 1 - - (23) (3) (0)
Adjusted total revenues and other income 28,520 12,144 1,555 1,015 28,082 (4) (14,271)
Purchases [net of inventory variation] (11,235) (0) 16 - (25,358) - 14,107
Adjusting items (27) - - - 15 - (42)
Operational storage effects 15 - - - 15 - -
Eliminations (42) - - - - - (42)
Adjusted purchases [net of inventory variation] (11,262) (0) 16 - (25,344) - 14,065
Operating and administrative expenses

(3,025) (977) (659) (273) (1,178) (86) 148
Adjusting items 176 1 217 - (51) 8 -
Over-/underlift (41) 1 (42) - - - -
Other adjustments 2 - - - - 2 -
Gain/loss on sale of assets 265 - 259 - - 6 -
Provisions (51) - - - (51) - -
Adjusted operating and administrative expenses

(2,849) (976) (442) (273) (1,229) (78) 148
Depreciation, amortisation and net impairments (2,200) (1,115) (461) (357) (234) (1) (33)
Adjusting items 2 - - - 2 - -
Impairment 2 - - - 2 - -
Adjusted depreciation, amortisation and net
impairments
(2,198) (1,115) (461) (357) (232) (1) (33)
Exploration expenses (246) (137) (64) (46) - - -
Adjusting items 8 - 8 - - - -
Impairment 8 - 8 - - - -
Adjusted exploration expenses (238) (137) (55) (46) - - -
Net operating income/(loss) 12,517 9,816 382 340 2,118 (89) (49)
Sum of adjusting items (545) 100 232 - (841) 6 (42)
Adjusted earnings/(loss) 11,973 9,916 614 340 1,278 (83) (91)
Tax on adjusted earnings (8,459) (7,702) (284) (80) (424) 11 20
Adjusted earnings/(loss) after tax 3,514 2,214 330 260 854 (72) (72)

Equinor first quarter 2023

Items impacting net operating income/(loss) in the
first quarter of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 36,393 18,454 1,453 1,269 35,917 119 (20,818)
Adjusting items 196 209 400 - (324) (87) (1)
Changes in fair value of derivatives
1)
(96) (154) 314 - (256) - -
Periodisation of inventory hedging effect
1)
(68) - - - (68) - -
Operating and administrative expenses - - - - - - -
Over-/underlift 449 363 86 - - - -
Gain/loss on sale of assets (88) - - - - (87) (1)
Adjusted total revenues and other income
1)
36,590 18,663 1,852 1,269 35,592 32 (20,819)
Purchases [net of inventory variation] (13,510) 0 27 0 (34,289) - 20,752
Adjusting items (272) - - - (181) - (90)
Operational storage effects (181) - - - (181) - -
Eliminations (90) - - - - - (90)
Adjusted purchases [net of inventory variation] (13,781) 0 27 0 (34,470) - 20,662
Operating and administrative expenses (2,271) (816) (390) (220) (924) (40) 119
Adjusting items (179) (68) (33) (0) (78) - -
Over-/underlift (101) (68) (33) - - - -
Provisions (78) - - - (78) - -
Adjusted operating and administrative expenses (2,450) (884) (423) (221) (1,002) (40) 119
Depreciation, amortisation and net impairments (2,017) (600) (1,378) 212 (212) (1) (39)
Adjusting items (315) (821) 1,039 (533) - - -
Impairment 1,039 - 1,039 - - - -
Reversal of impairment (1,354) (821) - (533) - - -
Adjusted depreciation, amortisation and net
impairments
(2,333) (1,421) (339) (320) (212) (1) (39)
Exploration expenses (203) (106) (81) (16) - - -
Adjusting items 46 4 41 1 - - -
Impairment 46 4 41 1 - - -
Adjusted exploration expenses (157) (101) (40) (15) - - -
Net operating income/(loss) 18,392 16,933 (369) 1,245 492 77 15
Sum of adjusting items
1)
(524) (676) 1,447 (532) (583) (87) (91)
Adjusted earnings/(loss)
1)
17,869 16,256 1,078 713 (92) (10) (76)
Tax on adjusted earnings
1)
(12,382) (12,602) (234) (13) 437 3 28
Adjusted earnings/(loss) after tax
1)
5,487 3,655 844 700 345 (7) (49)
1) MMP segment and Equinor group are restated due

to amended principles for adjusting items; 'changes

in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in

the section ‘Use and
reconciliation of non-GAAP financial measures’ in

the Supplementary disclosures.

Equinor first quarter 2023

Items impacting net operating income/(loss) in the
fourth quarter of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 34,321 16,729 2,373 1,083 33,591 38 (19,495)
Adjusting Items 1,181 239 (476) - 1,419 (23) 23
Changes in fair value of derivatives
1)
1,744 58 (378) - 2,065 - -
Periodisation of inventory hedging effect
1)
(646) - - - (646) - -
Over-/underlift 181 257 (75) - - - -
Other adjustments (0) - (22) - - - 22
Gain/loss on sale of assets (98) (75) - - - (23) 0
Adjusted total revenues and other income
1)
35,501 16,968 1,897 1,083 35,010 15 (19,472)
Purchases [net of inventory variation] (12,853) (0) (85) (0) (31,996) - 19,228
Adjusting Items 72 - - - 27 - 46
Operational storage effects 27 - - - 27 - -
Eliminations 46 - - - - - 46
Adjusted purchases [net of inventory variation] (12,781) (0) (85) (0) (31,969) - 19,273
Operating and administrative expenses (3,304) (1,020) (511) (220) (1,614) (101) 161
Adjusting Items 272 (34) 73 2 225 - 5
Over-/underlift 36 (34) 70 - - - -
Other adjustments 1 - (4) - - - 5
Gain/loss on sale of assets 9 - 7 2 - - -
Provisions 225 - - - 225 - -
Adjusted operating and administrative expenses (3,032) (1,053) (438) (217) (1,389) (101) 166
Depreciation, amortisation and net impairments (1,184) (1,222) 310 (13) (233) (1) (26)
Adjusting Items (1,094) 3 (744) (350) (3) - -
Impairment 2 3 3 - (3) - -
Reversal of Impairment (1,097) - (747) (350) - - -
Adjusted depreciation, amortisation and net
impairments
(2,279) (1,219) (433) (363) (236) (1) (26)
Exploration expenses (396) (101) (266) (29) - - 0
Adjusted exploration expenses (396) (101) (266) (29) - - 0
Net operating income/(loss) 16,584 14,386 1,822 821 (251) (63) (132)
Sum of adjusting items
1)
430 208 (1,147) (348) 1,667 (23) 73
Adjusted earnings/(loss)
1)
17,014 14,594 676 474 1,416 (87) (59)
Tax on adjusted earnings
1)
(12,295) (11,294) (308) (24) (585) (10) (73)
Adjusted earnings/(loss) after tax
1)
4,719 3,300 367 450 831 (97) (132)
1) MMP segment and Equinor group are restated due

to amended principles for adjusting items; 'changes

in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in

the section ‘Use and
reconciliation of non-GAAP financial measures’ in

the Supplementary disclosures.

Equinor first quarter 2023

Adjusted earnings after tax* by reporting
Quarters
Q1 2023 Q4 2022 Q1 2022
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 9,916 (7,702) 2,214 14,594 (11,294) 3,300 16,256 (12,602) 3,655
E&P International 614 (284) 330 676 (308) 367 1,078 (234) 844
E&P USA 340 (80) 260 474 (24) 450 713 (13) 700
MMP
1)
1,278 (424) 854 1,416 (585) 831 (92) 437 345
REN (83) 11 (72) (87) (10) (97) (10) 3 (7)
Other (91) 20 (72) (59) (73) (132) (76) 28 (49)
Equinor group
1)
11,973 (8,459) 3,514 17,014 (12,295) 4,719 17,869 (12,382) 5,487
Effective tax rates on adjusted
earnings
1)
70.6% 72.3% 69.3%
1) MMP segment and Equinor group are restated due

to amended principles for adjusting items; 'changes

in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in

the section ‘Use and
reconciliation of non-GAAP financial measures’ in

the Supplementary disclosures.

Equinor first quarter 2023

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income

Quarters
(in USD million)
Q1 2023 Q4 2022 Q1 2022
Net operating income/(loss) A 12,517 16,584 18,392
Income tax less tax on net financial items B 8,673 6,544 12,572
Net operating income after tax C = A-B 3,844 10,039 5,820
Items impacting net operating income/(loss)
1) 2)
D (545) 430 (524)
Tax on items impacting net operating income/(loss)
2)
E (215) 5,750 (191)
Adjusted earnings after tax*
2)
F = C+D-E 3,514 4,719 5,487
Net financial items G 1,189 (2,115) (1,169)
Tax on net financial items H (68) (28) 64
Net income/(loss) I = C+G+H 4,966 7,897 4,714
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted earnings in the Supplementary disclosures.
2) Restated.

For more information, see Amended principles for

Adjusted earnings in the section ‘Use and

reconciliation of non-GAAP financial
measures’ in the Supplementary disclosures.
Adjusted exploration expenses
Adjusted exploration expenses* Quarters Change
(in USD million) Q1 2023 Q4 2022 Q1 2022 Q1 on Q1
E&P Norway exploration expenditures 148 144 127 16%
E&P International exploration expenditures 61 114 43 40%
E&P USA exploration expenditures 70 50 51 38%
Group exploration expenditures 278 307 221 26%
Expensed, previously capitalised exploration expenditures 82 183 26 >100%
Capitalised share of current period's exploration activity (122) (95) (91) 34%
Impairment (reversal of impairment) 8 0 46 (82%)
Exploration expenses according to IFRS 246 396 203 21%

Equinor first quarter 2023

Items impacting net operating income/(loss)
1)
(8) (0) (46) (82%)
Adjusted exploration expenses* 238 396 157 52%
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted earnings in the Supplementary disclosures.

Equinor first quarter 2023

Calculation of capital employed and net debt to capital employed ratio
The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio
adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial
measure or measures calculated in accordance with IFRS.
Calculation of capital employed and net debt to capital

employed ratio
At 31 March At 31 December
(in USD million) 2023 2022
Shareholders' equity 57,165 53,988
Non-controlling interests 5 1
Total equity

A 57,170 53,989
Current finance debt and lease liabilities 6,271 5,617
Non-current finance debt and lease liabilities 24,862 26,551
Gross interest-bearing debt B 31,132 32,168
Cash and cash equivalents 17,915 15,579
Current financial investments 34,576 29,876
Cash and cash equivalents and financial investment

C 52,491 45,455
Net interest-bearing debt [9] B1 = B-C (21,359) (13,288)
Other interest-bearing elements

1)
2,845 6,538
Normalisation for cash-build up before tax payment

(50% of Tax Payment)

2)
2,625 -
Net interest-bearing debt adjusted normalised for

tax payment, including lease liabilities*
B2 (15,889) (6,750)
Lease liabilities 3,734 3,668
Net interest-bearing debt adjusted* B3 (19,623) (10,417)
Calculation of capital employed*
Capital employed A+B1 35,811 40,701
Capital employed adjusted, including lease liabilities A+B2 41,281 47,239

Equinor first quarter 2023

Capital employed adjusted A+B3 37,547 43,571
Calculated net debt to capital employed*
Net debt to capital employed (B1)/(A+B1) (59.6%) (32.6%)
Net debt to capital employed adjusted, including lease

liabilities
(B2)/(A+B2) (38.5%) (14.3%)
Net debt to capital employed adjusted (B3)/(A+B3) (52.3%) (23.9%)
1)

Cash and cash equivalents adjustments regarding

collateral deposits classified as cash and cash equivalents

in the Consolidated
balance sheet but considered as non-cash in the non-GAAP

calculations as well as financial investments in

Equinor Insurance AS
classified as current financial investments.

Equinor first quarter 2023

FORWARD

-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases,

we use words such as
"ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook",

"plan", "strategy", "will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than
statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims,

ambitions and
expectations; the commitment to develop as a broad energy company; the ambition to be a leading company in the energy transition
and reduce net group-wide greenhouse gas emissions; our ambitions to decarbonise; future financial performance, including cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns; expectations regarding progress on the energy transition
plan; expectations regarding cash flow and returns from Equinor’s oil and gas portfolio; plans to develop fields and increase gas
exports; intention to optimise our portfolio; expectations and plans for renewables production capacity and investments in renewables
and low carbon solutions; expectations and plans regarding development of renewables projects, CCUS and hydrogen businesses;
future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price and
refinery assumptions; organic capital expenditures through 2026; expectations and estimates regarding production and execution of
projects; expectations regarding growth in oil and gas and renewable power production; estimates regarding tax payments; the
ambition to keep unit of production cost in the top quartile of our peer group;

scheduled maintenance activity and the effects thereof
on equity production; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the
implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.
These forward-looking statements reflect current views about future events, are based on management’s current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on
circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ
materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand
and pricing, in particular in light of significant oil price volatility and the uncertainty created by Russia’s invasion of Ukraine;
unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and
calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements
regarding climate change; changes in market demand and supply for renewables; inability to meet strategic objectives; the
development and use of new technology; social and/or political instability, including as a result of Russia’s invasion of Ukraine; failure to manage digital and cyber threats; operational problems; unsuccessful drilling; availability of adequate infrastructure; the actions of
field partners and other third-parties; reputational damage; the actions of competitors; the actions of the Norwegian state as majority
shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and
governmental regulations; adverse changes in tax regimes; the political and economic policies of

Norway and other oil-producing
countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risks relating to trading and commercial supply activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems;
inadequate insurance coverage; health, safety and environmental risks; physical security risks; failure to meet our ethical and social
standards; non-compliance with international trade sanctions; and other factors discussed elsewhere in this report and in Equinor's
Integrated Annual Report for the year ended December 31, 2022 (including section 5.2

- Risk factors thereof). Equinor's 2022
Integrated Annual Report is available at Equinor's website www.equinor.com.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our
future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks
only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.
We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our
filings with the SEC. U.S. investors are urged to closely consider the disclosures in our

Annual Report on Form 20-F for the year
ended December 31, 2022, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on
to www.sec.gov.

Equinor first quarter 2023

END NOTES
1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2.
The refining reference margin

is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc
3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil. The 2022 liquid volumes have been restated

due to a
change in the calculation methodology. See table below for further information.
4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return
on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes,
whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.
Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the
definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk, and related expenditures are refunded by the State.
6.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7.
The group's average realised piped gas prices

include all realised piped gas sales, including both physical sales and related paper positions. The realised piped gas price Europe for 2022 has been restated due to a change in the definition and exclusion
of LNG. This is done to report a realised European gas price that is comparable to relevant European piped gas
references/market prices. See table below for further information.
8.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
9.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank
or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet
compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.
Liquid sales volume restatement (mmbl) Q1 2022 Q2 2022 Q3 2022 Q4 2022
Full year
2022
Liquid sales volume (old) 185.5 180.5 182.9 191.2 740.1
Liquid sales volume (new) 211.6 195.4 196.8 212.1 815.9
Achieved invoiced gas price restatement (mmbtu) Q1 2022 Q2 2022 Q3 2022 Q4 2022
Full year
2022
Average invoice gas price - Europe (old) 29.60 27.18 43.65 29.80 32.46
Realised piped gas price Europe (new) 30.25 27.43 44.37 29.84 32.84

Equinor first quarter 2023

Equinor first quarter 2023

Signatures
Pursuant to the requirements of the Securities Exchange

Act of 1934, the registrant has duly caused

this report to be signed on its behalf

by
the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 4 May, 2023
By: ___/s/ Torgrim Reitan
Name: Torgrim Reitan
Title:

Chief Financial Officer